

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 15, 2007

By US Mail and Facsimile

Mr. Patrick J. Kealy
President and CEO
Star Energy Corporation
317 Madison Avenue
New York, NY 10017

   Re: **Star Energy Corporation**
      Form 8-K Item 4.01 and 4.02
      Filed May 11, 2007
      File No. 0-29323

Dear Mr. Kealy:

  We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed May 11, 2007

1.   We note that the event date of your report is March 12, 2007, corresponding to the dated that you entered into a memorandum of understanding to acquire Anglo-Ukra Energy. Please disclose the date that you were advised that the financial statements of Volga-Neft which you filed in the Form 8-K/A on December 8, 2006 should no longer be relied upon, and identify the individual or firm advising you of this problem. Also disclose the date that RSM Top-Audit advised you that it had not audited the financial statements of this entity; and the date of your dismissing this firm of its audit responsibilities for your Volga-Neft subsidiary. Finally, disclose the date that you determined the financial statements of this entity should no longer be relied upon, which appears to have occurred after you were advised by the other party, and describe the procedures that you performed in evaluating the information obtained and making this determination.

2.   You state that your subsidiary, Volga-Neft, dismissed RSM Top-Audit on May 1, 2007. Please amend to include all the specified disclosures of Regulation S-B required by Item 304(a)(1) including the following:

   - State whether the accountant's report issued by RSM Top-Audit contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles.

   - Disclose whether the decision to change accountants was recommended or approved by the audit committee (or its alternative).

   - State whether during the two most recent fiscal years and any subsequent interim period preceding dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

3.   Please obtain and file as Exhibit 16, a letter from the former accountant stating whether the former accountant agrees with your statements, or the extent to which the accountant does not agree, to comply with Item 304(a) of Regulation S-B. Also obtain and file as Exhibit 16, a letter from present accountant stating whether the present accountant agrees with your statements, or the extent to which the accountant does not agree, to comply with Item 4.02(c) of Form 8-K.

4.   You state that you determined that the previous filed financial statements of Volga-Neft, contained in the December 8, 2006 Form 8-K/A, should not be relied upon. You also state that you were advised by others that these financial statements should not be relied upon. Please revise to include all the disclosures required under Item 4.02(a) and (b) of Form 8-K, including:

- Dates of your conclusion and of being advised;

- Financial statement years and periods that should no longer be relied upon;

- Brief description of the facts underlying your conclusion; and

- Brief description of the information provided by the accountant;

- Statement of whether the audit committee (or its alternative) discussed the matter with the company's independent accountant.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3686 with any other questions.

          Sincerely,

          Karl Hiller
          Branch Chief